Energy Focus, Inc.
32000 Aurora Road, Suite B
Solon, Ohio 44139

April 14, 2020
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:	Energy Focus, Inc.
Registration Statement on Form S-1, Filed April 9, 2020
File No. 333-237614
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Energy Focus, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-237614) of the Company (the “Registration Statement”), filed with the Securities and Exchange Commission on April 9, 2020 be accelerated so that such Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on April 16, 2020, or as soon as possible thereafter. As of the date above, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of the offering.
The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.
It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Keith D. Pisani of Paul Hastings LLP, by telephone at (212) 318-6053 or by email at keithpisani@paulhastings.com. The Company hereby authorizes Mr. Pisani to orally modify or withdraw this request for acceleration.

Sincerely, ENERGY FOCUS, INC.

	By:	/s/ Tod A. Nestor
Tod A. Nestor
President, Chief Financial Officer and Secretary

cc:	Keith D. Pisani, Paul Hastings LLP